SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

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1.              DATE, TIME AND PLACE: On August 22, 2022, held in a remote manner.

2.              CALL NOTICE, ATTENDANCE AND PRESIDING BOARD: Extraordinary Meeting called pursuant to the Bylaws of BRASKEM S.A. (“Braskem” or “Company”), with the participation of all Board Members indicated below, having Director Roberto Lopes Pontes Simões participated also as Chief Executive Officer. The Chairman of the Board of Directors presided over the meeting, and Ms. Lilian Porto Bruno acted as secretary.

3.              AGENDA, RESOLUTIONS AND SUBJECTS FOR ACKNOWLEDGEMENT OR OF INTEREST TO THE COMPANY:

3.1.         SUBJECT FOR RESOLUTION: After due analysis of the subject submitted for resolution, which was previously forwarded to the Board Members and shall remain duly filed at the Governance Portal and at the Company’s headquarters, the following resolution was unanimously taken by the attendees:

a)	PD.CA/BAK - 42/2022 – Issue of simple debentures, non-convertible into shares, to be issued by Braskem S.A. and publicly distributed with restricted placement efforts, in accordance with CVM Ruling No. 476, of January 16, 2009, as amended (“CVM Ruling 476” and “Issue”, respectively) - having the Finance and Investment Committee previously analyzed the subject and issued an opinion favorable to its approval, the board members approved PD.CA/BAK - 42/2022 in the sense of authorizing:

(a.i.) the Issue, with the following main characteristics and conditions, which will be detailed and regulated through the “Private Indenture of the Seventeenth (17th) Issue of Simple Debentures, Non-Convertible into Shares, with Collateral, to be Transformed into Unsecured Debentures, in a Single Series, for Public Distribution, with Restricted Distribution Efforts, of Braskem S.A.” (“Issue Indenture”):

(i) Issue Number: The Issue is the seventeenth (17th) issue of debentures of the Company;

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(ii) Series Number: The Issue shall be made in a single series;

(iii) Convertibility: The Debentures shall be simple, that is, not convertible into shares issued by the Company;

(iv) Type: The Debentures shall be of the collateral type, to be transformed into unsecured;

(v) Total Issue Amount: The total issue amount will be seven hundred and fifty million reais (BRL 750,000,000.00) on the issue date, to be defined in the Issue Indenture (“Issue Date” and “Total Issue Amount”, respectively);

(vi) Quantity of Debentures issued: Seven hundred and fifty thousand (750,000) Debentures shall be issued;

(vii) Deadline and Maturity Date: Except for the situations of Total Optional Early Redemption (as defined below), of Offer of Early Redemption (as defined below) which results in an effective total early redemption, of Mandatory Offer of Early Redemption - Change of Control (as defined below) which results in an effective total early redemption, of Optional Acquisition (as defined below) with the cancellation of the totality of the Debentures or of early maturity of the obligations arising from the Debentures, as set forth in the Issue Indenture, the deadline for the maturity of the Debentures will be seven (7) years from the Issue Indenture (“Maturity Date”);

(viii) Unit Par Value: The unit par value of each Debenture shall be one thousand reais (BRL 1,000.00), on the Issue Date (“Unit Par Value”);

(ix) Placement and Distribution Procedure: The Debentures shall be object of public offer, with restrict offer, pursuant to CVM Ruling 476 (“Restricted Offer”), under the firm commitment regime for

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placement in the Total Issue Amount, with the intermediation of a financial institution authorized to operate in the securities distribution system (“Leading Coordinator”), responsible for the Debentures placement, pursuant to the “Coordination, Placement and Public Distribution Agreement, with Restricted Efforts, Under the Firm Commitment Regime for Placement, of Simple Debentures, Non-Convertible into Shares, of the Collateral Type, to be transformed into Unsecured, in a Single Series, of the Seventeenth (17th) Issue of Braskem S.A.”, to be executed between the Issuer and the Leading Coordinator (“Distribution Agreement”);

(x) Collateral: In guarantee of the true, timely and full payment of any and all obligations, whether principal or accessory, present of future, related to the Debentures, due by the Company to the Debenture Holders, including arising from the interests, fines, penalties and indemnities related to the Debentures, as well as the other obligations assumed by the Issuer before the Debenture Holders within the scope of the Issue Indenture, especially the Unit Par Value, the Remuneration (as defined below) and the Default Charges (as defined below) and all costs and expenses incurred and to be incurred in relation to the Debentures, including reimbursement of any and all amount that the fiduciary agent and/or the Debenture Holders may spend within the scope of the Issue and/or due to the constitution, maintenance and/or execution of the Collateral (as defined below), as well as any and all taxes and judicial and/or extrajudicial expenses applied on the foreclosure of the Collateral (“Guaranteed Obligations”), the Debentures will have a fiduciary assignment (“Fiduciary Assignment” or “Collateral”), to be delivered through a “Private Instrument of Constitution of Fiduciary Assignment on Escrow Account, Rights on the Escrow Account as Collateral and Other Covenants” (“Fiduciary Assignment Agreement”), of all rights, including credit rights, present and future, arising from the Escrow Account (as defined in the Fiduciary Assignment Agreement), the operation of which will

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be conducted exclusively pursuant to the Fiduciary Assignment Agreement. The Collateral will be granted in an irrevocable and irreversible manner by the Issuer, being in force until the payment of the first installment of the Debentures’ Remuneration that will occur on the first Remuneration Payment Date of the Debentures, according to the conditions of the Collateral Release (as defined in the Fiduciary Assignment Agreement) and by means of an amendment to the Issue Indenture, and the amounts deposited in the Escrow Account (as defined in the Fiduciary Assignment Agreement) shall at least correspond to one hundred and twenty percent (120%) of the projected amount of the first installment of the Remuneration (as defined below), calculated as set forth in the Fiduciary Assignment Agreement (“Cash Collateral”), which will remain withheld until the Limit Date (as defined in the Fiduciary Assignment Agreement);

(xi) Monetary Adjustment of the Unit Par Value: The Unit Par Value or the balance of the Debentures’ Unit Par Value shall not be monetarily adjusted;

(xii) Amortization of the Debentures’ Unit Par Value: The balance of the Debentures’ Unit Par Value shall be amortized on one single date, namely the Debentures’ Maturity Date, except in the situations of Optional Extraordinary Amortization of the Debentures, of Total Optional Early Redemption of the Debentures, of total early redemption resulting from the Offer of Early Redemption of the Debentures, of the Mandatory Offer of Early Redemption of the Debentures - Change of Control or of the Optional Acquisition of the Debentures with the cancellation of the totality of the debentures, pursuant to the Issue Indenture, or, further, on the payment date resulting from the early maturity of the Debentures due to the occurrence of one of the Default Events (as defined below), described in the Issue Indenture, in any way, that results in the effective total early redemption, whichever occurs first;

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(xiii) Remuneration of the Debentures: Compensatory interest corresponding to the accrued variation of one hundred percent (100%) of the daily average rates of the DI - Interfinancial Deposits (DI) of one day, “over extra group”, expressed as a percentage per base year of two hundred and fifty-two (252) Business Days, calculated and disclosed on a daily basis by B3, on the daily newsletter, made available at its website (http://www.b3.com.br) (“DI Rate”), added by a surcharge of one point seventy-five per cent (1.75%) per year (“First Series Surcharge”), per base year of two hundred and fifty-two (252) business days (“Debentures’ Remuneration”);

(xiv) Payment of the Debentures’ Remuneration: Without prejudice to the payments resulting from any early maturity of the obligations arising from the Debentures, Optional Extraordinary Amortization, Total Optional Early Redemption, total early redemption arising from the Offer of Early Redemption or Mandatory Offer of Early Redemption - Change of Control or Optional Acquisition with the cancellation of the totality of the Debentures, pursuant to the Issue Indenture, the Debentures’ Remuneration will be paid every six months, from the Issue Date, always on February and August 22 of each year, the first payment being due on February 22, 2023 and the last payment on the Maturity Date of the Debentures, without any waiting period (each one of these dates, a “Payment Date of the Debentures’ Remuneration”);

(xv) Default Charges: Without prejudice to the Debentures’ Remuneration and of the Default Events, any amount in arrears will be subject, regardless of notice or judicial or extrajudicial notification, to: (a) conventional, irreducible and non-compensatory penalty of two percent (2%) on the amount due and unpaid; and (b) interest for late payment calculated pro rata temporis from the date of default until the date of actual payment, at the rate of one percent

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(1%) per month on the amount due and unpaid; in addition to the expenses incurred for the collection (“Default Charges”);

(xvi) Offer of Early Redemption: The Company may, at its exclusive discretion, at any time from the Issue Date, make an offer of early redemption of the totality of the Debentures, with the consequent cancellation of the redeemed Debentures (“Offer of Early Redemption”). The Offer of Early Redemption will be addressed to all Debenture Holders, without distinction, equal conditions being ensured to all Debenture Holders to accept the early redemption of the Debentures they hold, in accordance with the terms and conditions set forth in the Issue Indenture. The amount to be paid in relation to each of the Debentures will be equivalent to the Unit Par Value or the balance of the Unit Par Value of the Debentures added (1) by the Debentures’ Remuneration due until the date of the effective early redemption, calculated pro rata temporis, from the First Payment Date (or from the immediately previous Payment Date of the Debentures’ Remuneration, as the case may be); and (2) if that is the case, by the redemption premium indicated in the Communication of the Offer of Early Redemption (as defined in the Issue Indenture);

(xvii) Total Optional Early Redemption of the Debentures: The Company may, at its exclusive discretion, from the thirty-sixth (36th) month from the Issue Date, that is, from August 22, 2025, including, make the early redemption of the totality of the Debentures (“Total Optional Early Redemption”), observing the terms and conditions of the Issue Indenture. At the time of the Total Optional Early Redemption, the Debenture Holders will be entitled to the payment (1) of the Unit Par Value or the balance of the Unit Par Value of the Debentures; (2) of the Debentures’ Remuneration, pursuant to the Issue Indenture, calculated pro rata temporis from the First Payment Date or the immediately previous Payment Date of the Debentures’ Remuneration, as the case may be, until the Date of the Total Optional Early Redemption; (3) of the Default Charges, if

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any; and (4) of the premium equivalent to the percentages per year indicated in the tables below, applied on the Unit Par Value or the balance of the Unit Par Value of the Debentures, as the case may be, added by the Debentures’ Remuneration, calculated pro rata temporis from the First Payment Date until the immediately previous Payment Date of the Debentures’ Remuneration, as the case may be, until the Date of the Total Optional Early Redemption, calculated in accordance with the Issue Indenture (“Premium of the Total Optional Early Redemption);

Period	Premium of the Total Optional Early Redemption
August 22, 2025 (including) to February 22, 2027 (excluding)	0.50%
From February 22, 2027 (including) until the Debentures’ Maturity Date (excluding)	0.30%

(xviii) Optional Extraordinary Amortization: The Company may, at its exclusive discretion, from the thirty-sixth (36th) month from the Issue Date, that is, from August 22, 2025, including, conduct the optional extraordinary amortization of the Debentures, limited to up to ninety-eight percent (98%) of the Unit Par Value of the Debentures or of the balance of the Unit Par Value of the Debentures, as applicable, which shall cover, proportionally, all Debentures (“Optional Extraordinary Amortization”), observing the terms and conditions of the Issue Indenture. The Optional Extraordinary Amortization will be conducted upon payment (1) of part of the Unit Par Value or of the balance of the Unit Par Value of the Debentures, as the case may be; (2) of the Debentures’ Remuneration, pursuant to the Issue Indenture, calculated pro rata temporis from the First Payment Date or the immediately previous Payment Date of the Debentures’ Remuneration, as the case may be, until the date of the Optional Extraordinary Amortization; (3) of

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the Default Charges, if any; and (4) of the premium equivalent to the percentages per year indicated in the tables below, applied on the Unit Par Value or the balance of the Unit Par Value of the Debentures, as the case may be, to be amortized, added by the Debentures’ Remuneration, calculated pro rata temporis from the First Payment Date until the immediately previous Payment Date of the Debentures’ Remuneration, as the case may be, until the date of the Optional Extraordinary Amortization, calculated in accordance with the Issue Indenture (“Premium of the Optional Extraordinary Amortization);

Period	Premium of the Optional Extraordinary Amortization
August 22, 2025 (including) to February 22, 2027 (excluding)	0.50%
From February 22, 2027 (including) until the Debentures’ Maturity Date (excluding)	0.30%

(xix) Mandatory Offer of Early Redemption - Change of Control: The Company will be required to make and offer of early redemption of the totality of the Debentures, the possibility of redemption of all Debentures being ensured under equal conditions, upon Change of Shareholding Control (as defined in the Issue Indenture) of the Company and provided that said change of Shareholding Control results in the Rating Reduction (as defined in the Issue Indenture) (“Mandatory Offer of Early Redemption - Change of Control”), observing the procedures determined in the Issue Indenture. The amount to be paid by the Company as early redemption of the Debentures within the scope of the Mandatory Offer of Early Redemption - Change of Control shall correspond to the Unit Par Value or the balance of the Unit Par Value of the Debentures added by the Debentures’ Remuneration due until the date of the effective early redemption, calculated pro rata temporis, from the First Payment Date (or from the immediately previous Payment Date of

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the Debentures’ Remuneration, as the case may be), without any premium.

(xx) Optional Acquisition: Observing the negotiation and deadline restrictions set forth in CVM Ruling 476 and the provisions of paragraph 3 of article 55 of the Corporation Law, the Company may, at any time, acquire Debentures in the secondary market, conditioned to the acceptance of the respective selling Debenture Holder and observing the provisions of article 55, paragraph 3, of the Corporation Law and of CVM Resolution No. 77, dated March 29, 2022, as amended (“CVM Resolution 77”): (a) for an amount equal to or lower than the balance of the Unit Par Value of the Debentures; or (b) for an amount higher than the balance of the Unit Par Value of the Debentures, it being certain that, in this case, the optional acquisition shall necessarily observe the provisions of the Issue Indenture (“Optional Acquisition”);

(xxi) Early Maturity: The Debentures shall have their early maturity considered in the situations and terms to be set forth in the Issue Indenture (“Default Events”); and

(xxii) Other characteristics: will be defined in the Issue Indenture.

(a.ii.) The constitution and granting, by the Company, of a Collateral through the execution of the Fiduciary Assignment Agreement to be executed between the Company, as issuer of the debentures, and Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários, as fiduciary agent (“Fiduciary Agent”), pursuant article 66-B, paragraph 3, of Law No. 4,728, through which the fiduciary assignment will be constituted in guarantee of the true, timely and full payment of the Guaranteed Obligations.

(a.iii.) The Company’s Management shall practice any and all acts and formalities necessary and/or convenient for the Issue, including, but not limited to, (i) the contracting of one or more financial institutions

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authorized to operate in the capital market for the public distribution of Debentures; (ii) the contracting of service providers necessary for the conduction of the Issue, the Collateral and the Offer, such as fiduciary agent, bookkeeper, liquidation agent, legal advisors, depositary bank, risk rating agency, among others; and (iii) the discussion, negotiation, definition of the terms and conditions and execution of any and all instruments related to the Issue, especially the Issue Indenture, the Distribution Agreement, the Fiduciary Assignment Agreement, account opening and management agreement, as the case may be, as well as their amendments and/or any other instrument necessary or advisable for the conduction of the Issue and of the Collateral (such as powers of attorney, ancillary agreements, amendments to said instruments and other related instruments, including for cancellation of Debentures that were not paid up on the Payment Date), and, to do so, it may negotiate and sign the respective instruments and any changes in amendments.

3.2.         Subjects for Acknowledgement: Nothing to record.

3.3.         Subjects of Interest to the Company: Nothing to record.

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4.              ADJOURNMENT: As there were no further matters to be discussed, the meeting was closed and these minutes were drawn up, and, after being read, discussed and found to be in order, were signed by all Board Members in attendance at the meeting, by the Chairman and by the Secretary of the Meeting.

São Paulo/SP, August 22, 2022.

José Mauro M Carneiro da Cunha Chairman	Lilian Porto Bruno Secretary
Eduardo Bacellar Leal Ferreira	Charles Lenzi
Gesner José de Oliveira Filho	Héctor Nuñez
João Pinheiro Nogueira Batista	José Luis Bringel Vidal
Juliana Sá Vieira Baiardi	Marcelo Klujsza
Roberto Faldini	Roberto Lopes Pontes Simões

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 24, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.